Exhibit 99.1

Composition of the Board of Directors of Ecopetrol S.A.

Ecopetrol S.A (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company”) hereby reports that the Board of Directors has approved the membership of its internal committees, which will be the following:

Risk and Audit Committee

•	Jaime Ardila, as financial-accounting expert
•	Horacio Ferreira
•	Yesid Reyes
•	Joaquín Moreno
•	Carlos Gustavo Cano

Businesses Committee

•	Minister of Finance and Public Credit
•	Horacio Ferreira
•	Joaquín Moreno
•	Carlos Cure
•	Jaime Ardila
•	Carlos Gustavo Cano
•	Mauricio Cabrera

Corporate Government and Sustainability Committee

•	Minister of Finance and Public Credit
•	Yesid Reyes
•	Horacio Ferreira
•	Carlos Cure
•	Jaime Ardila
•	Carlos Gustavo Cano
•	Mauricio Cabrera

Compensation and Nomination Committee

•	Minister of Finance and Public Credit
•	Ana Milena Lopez
•	Carlos Cure
•	Joaquín Moreno
•	Mauricio Cabrera

Bogota, May 15, 2017

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co